Diamondback Energy, Inc.
June 23, 2022

VIA EDGAR

United States Securities and Exchange Commission
The Division of Corporation Finance
Office of Energy & Transportation 100 F Street, N.E.
Washington, D.C. 20549-3561

Attn:	Michael Purcell
Ethan Horowitz

Re:	Diamondback Energy, Inc.
Form 10-K for Fiscal Year Ended December 31, 2021
Filed February 24, 2022
File No. 001-35700

Dear Messrs. Purcell and Horowitz,

Diamondback Energy, Inc. (“Diamondback”, “we”, “us” or “our”) hereby provides its response to the comment letter of the staff of the Securities and Exchange Commission (the “SEC”) dated May 25, 2022 with respect to our Form 10-K for the fiscal year ended December 31, 2021. For ease of reference, we have repeated the Staff’s comments below followed by our responses.

Form 10-K Filed February 24, 2022

General

1.We note that you provided more expansive disclosure in your Corporate Sustainability Report than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your Corporate Sustainability Report.

We prepare our Corporate Sustainability Report and our SEC filings for different sets of audiences and for different purposes. Our SEC filings are prepared in accordance with applicable Federal law, rules, and regulations, including Regulation S-K, and we believe that those filings adequately and appropriately inform investors as to material information about our business, strategy, and financial results – including climate-related information.

Our Corporate Sustainability Report, on the other hand, publicly provides information that we believe may be of interest to various additional stakeholders, including our employees, our customers, non-governmental organizations, and the communities in which we operate, as well as investors. This information goes beyond the SEC’s required disclosure framework, and
500 West Texas, Suite 1200, Midland, Texas 79701, tel. (432) 221-7400/diamondbackenergy.com

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the inclusion of this information in our Corporate Sustainability Report is not meant to imply that this information is material to Diamondback or our business, strategy or financial results.

When we prepared our 2021 Form 10-K, we considered whether to voluntarily include additional climate-related information that would neither be required by Regulations S-K and S-X nor would be necessary to make any of the statements in that filing not misleading; however, we decided that including that additional information would make the filing unnecessarily longer and would be inconsistent with disclosure practices by our peers, who do not generally voluntarily include the same level of disclosure regarding climate-related matters in their annual reports on Form 10-K, as compared to their corporate responsibility reports.

We do, however, provide significant additional disclosure regarding our commitment and accomplishments with respect to environmental and social responsibility matters (including climate-related matters) in our proxy statement, which disclosure includes a detailed discussion of our performance against certain specified targets as part of our corporate governance disclosure and executive compensation discussion. We provide this additional disclosure in our proxy statement because a portion of the compensation of our named and other executive officers is tied to our performance against those specified metrics and targets (which for 2021 included flaring, water recycling, greenhouse gas emission intensity, produced liquids spills and total recordable incident rate), and to give context to our investors’ understanding of material aspects of our executive compensation structure and corporate governance. Please see our Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 28, 2022, under the headings “Corporate Governance—Corporate Responsibility and Sustainability,” “Compensation Discussion and Analysis—2021 and Q1 2022 Operational and Financial Performance Highlights and Key Strategic Transactions” and “Compensation Discussion and Analysis—Performance-Based Annual Incentive Bonus—Environmental and Safety Metrics and Performance” for a detailed discussion of these matters.

Risk Factors, page 27

2.It appears that you have identified technological advances in fuel economy and energy generation devices, growing alternative energy sources, and the transition to a lower carbon economy as transition risks related to climate change. Explain how your disclosure details the effects of these transition risks on your business, financial condition, and results of operations.

We believe the primary effect of those transition risks on our business, financial condition, and results of operations (and on the business, financial condition, and results of operations of companies in the exploration and production sector generally) is the risk of reduced demand for oil and natural gas, which could reduce the prevailing price for oil and natural gas (if the supply of oil and natural gas increased or remained flat), which in turn, could reduce our revenues and, accordingly, our net income. We provide significant disclosures in our SEC filings, including in our risk factor disclosures, regarding matters that could affect supply and demand dynamics, and therefore prices, in the oil and gas business, including matters relating to transition risks.

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For example, the risk factor disclosure on page 35 of our 2021 Form 10-K stated:

“Fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and natural gas, technological advances in fuel economy and energy generation devices could reduce demand for oil and natural gas. The impact of the changing demand for oil and natural gas services and products may have a material adverse effect on our business, financial condition, results of operations and cash flows.”

To the extent that transition risks reduce demand for crude oil, natural gas liquids and/or natural gas, those consequences would be reflected in the prices we receive for that commodity.

Our SEC filings, including our 2021 Form 10-K, discuss in detail the many factors that affect demand for oil and natural gas and therefore the prices that we receive for our products, including risks relating to the transition to a lower-carbon economy, where material. For example, please see pages 27-28 of our 2021 Form 10-K, where our risk factors discussed how volatility in commodity prices prompted by domestic and foreign governmental regulations and tax changes, technological advances affecting energy consumption and the price and availability of alternative fuels could affect demand for oil and natural gas, as well as page 38, where our risk factors discussed how changes in environmental laws related to climate change could affect demand for oil and natural gas, as well as increasing the cost to supply oil and natural gas.

We regularly reassess our risk factor disclosures and disclosures regarding regulatory matters and business trends in light of the current and anticipated regulatory environment and business trends. As climate-related regulation and business trends continue to evolve, we will consider whether there are additional transition risks that would be appropriate to discuss in our SEC filings.

3.We note that you are a party to various routine legal proceedings, disputes, and claims arising in the ordinary course of your business, including those that arise from environmental claims. Disclose any material litigation risks related to climate change and explain the potential impact to the company.

In our 2021 Form 10-K, we disclosed all material litigation risks that we believed existed as of December 31, 2021, including any related to climate change. Although as of the date hereof we are not subject to any material litigation or claims relating to climate change, we updated our risk factor disclosure in our Form 10-Q for the three-month period ended March 31, 2022 (our “Q1 2022 10-Q”) to address the potential impact of climate change-related initiatives, including a statement that “Our ability to achieve our ESG targets, including emissions reductions, is subject to numerous factors and conditions, some of which are outside of our control, and failure to achieve our announced targets or comply with ethical, environmental or other standards, including reporting standards, may expose us to government enforcement actions or private litigation and adversely impact our business.” We also stated in

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our Q1 2022 10-Q that “our continuing efforts to research, establish, accomplish and accurately report on these targets may create additional operational risks and expenses and expose us to reputational, legal and other risks.”

We will continue to reassess our risk factor disclosure with respect to litigation risks and confirm that in future filings, where material and appropriate, we will include additional disclosures about litigation risks relating to climate change and the potential impact to Diamondback.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46

4.We note that your 2022 capital budget includes amounts that will be spent on infrastructure and environmental expenditures. We also note the reference in your Corporate Sustainability Report to projects designed to reduce your carbon footprint. Tell us how you considered providing more detailed disclosure regarding past and future capital expenditures for these types of projects. Include quantitative information for each of the periods covered by your Form 10-K and for future periods as part of your response.

Our 2022 capital budget is currently estimated to be between approximately $1.75 billion and $1.90 billion, of which we plan to spend approximately $110 million to $130 million on infrastructure and environmental expenditures. We disclosed in our 2021 Corporate Sustainability Report that we spent approximately $30 million on various projects in 2020, and plan to commit $60 million through 2024 (which we expect to be split evenly over such four-year period) toward achieving our environmental responsibility objectives and five-year targets, which amount is included in our proposed budget for infrastructure and environmental expenditures.

The following table sets forth (i) our total capital expenditures for 2019, 2020 and 2021, (ii) the amounts spent by us on infrastructure and environmental expenditures in these periods, (iii) a separate breakdown for the amounts spent by us on carbon footprint-reducing projects, which primarily consist of our air emission reduction projects and conversion of wells from gas lift to electric-based systems, and (iv) our total planned capital budget for 2022, with a separate breakdown for planned infrastructure and environmental expenditures and carbon footprint-reducing projects in this period.

	Total Capital Expenditures	Infrastructure and Environmental Expenditures	Carbon Footprint-Reducing Projects
2019	$ 2,921,000,000	$ 120,000,000	—
2020	$ 1,859,000,000	$ 108,000,000	$ 1,240,000
2021	$ 1,457,000,000	$ 123,000,000	$ 29,350,000
2022 (planned)	$ 1,750,000,000	$ 110,000,000	$ 15,000,000
	to $1,900,000,000	to $130,000,000

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We incurred no amounts in 2019 on carbon footprint-reducing projects, and the amounts that we incurred in 2020 and 2021 on such projects were less than 1% and approximately 2%, respectively, of our total capital expenditures for those periods. Similar to those prior periods, our planned $15 million of 2022 expenditures on carbon footprint-reducing projects represents less than 1% of our total capital budget for 2022. Accordingly, we determined that such expenditures were and are not material to our business or to our proposed capital expenditure amounts. As a result, we concluded that providing additional detailed disclosure was not necessary for the historical periods or with respect to our current 2022 projections.

In our 2021 Corporate Sustainability Report, we chose to publish more information about how our capital projects and our environmental protection actions undertaken are designed to (1) reduce our environmental footprint on both an absolute and per barrel basis and (2) achieve our environmental responsibility objectives and five-year targets. As mentioned in our response to Comment 1, we believe such disclosures may be of interest to our various stakeholders, regardless of whether such disclosure corresponds with the concept of materiality as historically formulated under the SEC disclosure framework.

If our expenses or budget for environmental projects and/or carbon footprint-reducing projects increases in future periods, we will consider disclosing additional detail regarding such expenditures and, if quantifiable, provide the amounts spent or allocated to such projects.

5.To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:

•increased competition to develop innovative new products that result in lower emissions;
•any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions; and
•developments that create new opportunities such as the use of lower-emission sources of energy and increased revenues through gas captured rather than flared.

In 2021, the consequences of climate-related regulation and business trends, including those set forth above, did not have a material impact on our business, financial condition or results of operations. However, our SEC filings, including our 2021 Form 10-K, discuss the kinds of impacts that climate-related regulation and business trends could potentially have on our business, financial condition and results of operations in the future.

For example, we disclosed specific climate-related regulations that could affect our business and operations in the “Regulation” section on pages 18-20 of our 2021 Form 10-K. In addition, our risk factor disclosures on page 28 of our 2021 Form 10-K state that the level of consumer product demand, technological advances affecting energy consumption, and the price and availability of alternative fuels are a few of the many factors that could affect the prices we receive for oil and natural gas.

Fundamentally, oil and natural gas are global commodities, the prices of which are affected by a number of supply- and demand-related factors, including climate-related

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regulation and business trends, as well as general economic conditions, changes in consumer behavior, and geopolitical developments. Our 2021 Form 10-K disclosures list various interrelated factors that could impact the demand for and prices of oil and natural gas, including (i) the price and availability of, and demand for, competing energy sources, including alternative energy sources, and (ii) the nature, extent and effect of climate-related regulation and initiatives.

Although we believe that our risk factor disclosures in our 2021 Form 10-K appropriately address the potential effects of climate-related regulation and business trends (and other factors that may affect the demand for and price for global commodities), below we specifically address and/or elaborate on the items noted in the Staff’s comment above:

•increased competition to develop innovative new products that result in lower emissions;

If new lower-emissions products were developed that would compete with oil or natural gas, those products might reduce demand for the oil and gas we produce; however, it is difficult to predict the extent to which this might be the case or the extent to which it would affect the price received for those products. For example, if broader consumer use of electric automobiles were to reduce consumer demand for gasoline, that might reduce demand for oil by gasoline refiners, which could reduce the prevailing price received for oil (assuming that that demand reduction was not offset by an increase in demand from another area, such as industrial users, or by a reduction in supply from other producers). However, such an occurrence could also result in increased demand for natural gas by electrical power generators, which could increase the prevailing price received for natural gas (assuming that that demand increase was not offset by a decrease in demand from another area, such as industrial users, or by an increase in supply from other producers). In short, if such innovative new products were developed and were to compete with oil and natural gas, that could result in reduced demand for oil and natural gas, which could also result in reduced prices received for such products. We believe our disclosures appropriately discuss the effect that changes in commodity prices may have on Diamondback.

Further, our 2021 10-K discusses other impacts of increased competition to introduce new products and services using new technologies. As stated on page 46 of our 2021 10-K, “as others use or develop new technologies, we may be placed at a competitive disadvantage or may be forced by competitive pressures to implement those new technologies at substantial costs.” Our risk factors also specify that “other oil and natural gas companies may have greater financial, technical and personnel resources that allow them to enjoy technological advantages and that may in the future allow them to implement new technologies before we can,” that “we may not be able to respond to these competitive pressures or implement new technologies on a timely basis or at an acceptable cost,” and that “if one or more of the technologies we use now or in the future were to become obsolete, our business, financial condition or results of operations could be materially and adversely affected.”

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•any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions;

We are focused on being among the oil and gas producers with the lowest emissions; however, our core business is the production of oil and natural gas, which definitionally involves the production and sale of hydrocarbons. To the extent that our core business carries reputational risks, we expect that Diamondback would experience that risk in one of two ways: (i) through reduced demand for oil and natural gas (which has been discussed above) or (ii) through an increased cost of capital – that is, fewer investors would be willing to invest in (or provide capital to) any producer of oil and natural gas, regardless of that producer’s level of responsibility. Diamondback is an investment-grade company and has not had difficulty raising debt capital as needed during 2021 or 2022, and has not needed to raise equity capital in a number of years. Accordingly, if any such reputational risks have had an effect on our cost of capital, it has not historically had a material effect on Diamondback.

Our 2021 Form 10-K includes disclosure of our substantial capital requirements (which we have recently satisfied primarily through the generation of free cash flow) and the risk that we may not be able to obtain financing in the future, especially in a lower commodity price environment. Further, our Q1 2022 10-Q includes a risk factor addressing the anticipated indirect consequences of climate-related regulation and our ESG initiatives on our business, results of operations and financial condition, including reputational risks, under Item 1A—“Risk Factors.” Specifically, in our Q1 2022 10-Q, we stated that:

•Our continuing efforts to research, establish, accomplish and accurately report on our ESG targets may create additional operational risks and expenses and expose us to reputational, legal and other risks.

•If our ESG initiatives do not meet our investors’ or other stakeholders’ evolving expectations and standards, investment in our stock may be viewed as less attractive and our reputation, contractual, employment and other business relationships may be adversely impacted.

•Our failure to achieve our announced targets or comply with ethical, environmental or other standards, including reporting standards, may expose us to government enforcement actions or private litigation and adversely impact our business.

We believe our disclosures appropriately discuss the risks to which Diamondback may be subject arising from such reputational risks.

•developments that create new opportunities such as the use of lower-emission sources of energy and increased revenues through gas captured rather than flared.

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As discussed regarding the first bullet above, to the extent that lower-emission sources of energy compete with oil and natural gas, that could reduce demand for oil and natural gas and therefore reduce the prevailing prices of oil and natural gas. We believe our 2021 Form 10-K appropriately discloses the risks to which Diamondback is subject regarding the various factors that affect the prices of oil and natural gas and the potential effects that low commodity prices could have on us.

If the potential exists for increased revenues from the capture of gas rather than flaring of gas, and that potential is material, we will provide disclosure regarding that potential. Such potential may not be material, however, because in keeping with our desire to be responsible operators we are already working hard to reduce the amount of natural gas that we flare from our operations.

To the extent that in future fiscal years there are direct or indirect consequences of climate-related regulation or climate-related business trends that are material to our business, financial condition or results of operations, we will provide appropriate disclosure regarding such consequences.

6.We note that extreme weather conditions can interfere with your production and increase your costs and that damages resulting from extreme weather may not be fully insured. Disclose in greater detail the physical effects of climate change on your operations and results, including as it relates to the potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers. In your response, tell us about and quantify weather-related damages to your property or operations and any weather-related impacts on the cost or availability of insurance for each of the last three fiscal years and explain whether changes are expected in future periods.

On page 33 of our 2021 Form 10-K we disclose that our producing properties are geographically concentrated in the Permian Basin of West Texas, making us vulnerable to risks associated with operating in a single geographic area, and that those risks include extreme weather conditions (including the severe winter storms in the Permian Basin in February 2021), which may result in an adverse impact on our production volumes, as well as availability of electrical power, road accessibility and transportation facilities.

The usual types of extreme weather conditions that can, and in the past did, impact our operations are extreme heat (a fairly typical occurrence in West Texas in the summertime), severe winter storms (like Winter Storm Uri in February 2021), and lightning strikes, flooding, and hail on or around our facilities. We are unable to identify or quantify the extent to which, if any, any particular events in these categories are or have been caused or exacerbated by climate change.

The following table sets forth (i) the net-book value of our assets damaged by weather-related events, primarily lightning strikes and, to a lesser extent, flood/freezing temperatures, (ii) the actual costs incurred by us to rebuild and, in many cases, upgrade these assets from

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their original state at the time of such repairs and (iii) any insurance proceeds received in connection with such weather-related damages and repairs, in each of 2019, 2020 and 2021.

	Net Book Value of Weather-Damaged Assets	Actual Costs Incurred to Rebuild/Upgrade Weather-Damaged Assets	Insurance Proceeds Received
2019	$ 10,860,000	$ 17,950,000	$ 3,070,000
2020	$ 1,440,000	$ 2,470,000	$ —
2021	$ 2,920,000	$ 1,620,000	$ 70,000
These weather-related damages to our property or operations and costs of repairs/upgrades were not material (individually or in the aggregate) to our business, financial condition or results of operations in any of those years.

From time to time, there may be other weather events, due to climate change or otherwise, that have a significant and immediate impact on the exploration and production sector and/or the energy industry generally with varying impacts on individual companies, including on our customers and suppliers. In such instances, we may include disclosure in our SEC filings discussing such event and the impact on our business, financial condition and results of operations, even if such event was not material. In addition, to the extent we incur weather-related damages to our property or operations in future years that are material to our business, financial condition or results of operations, we will provide appropriate disclosure regarding such damages.

Diamondback maintains the insurance described on Page 24 of our 2021 Form 10-K. We maintain property insurance coverage against weather-related risks in accordance with what we what we believe to be customary industry practice. We are unaware of any impact on the cost or availability of insurance to us in 2021, 2020 or 2019 stemming from weather-related events. Further, no incumbent coverage provider declined to provide property insurance coverage to us in any of the above-referenced policy periods due to our loss history. To the extent in future fiscal years, weather events have a material impact on the cost or availability of insurance, we will provide appropriate disclosure regarding such impacts.

7.You state on page 16 that you are in “substantial compliance with applicable environmental laws and regulations.” Tell us about and quantify compliance costs related to climate change for each of the periods covered by your most recent Form 10-K and whether increased amounts are expected to be incurred in future periods.

To the extent practicable, we track our costs incurred in connection with compliance with applicable environmental laws and regulations. While we do not generally break out compliance costs related to climate change, as opposed to compliance costs generally relating to environmental laws and regulations, we can identify the costs we incur for emissions-related regulations, which primarily consist of air permits, greenhouse gas testing, and engine testing. Those costs were approximately $147,000 in 2019, $451,000 in 2020, and $1,100,000 in 2021. We expect that those costs will be under $500,000 in 2022. We have not received any

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indication that those costs will increase in future periods beyond the increases generally associated with cost inflation.

To the extent that we incur increased compliance costs related to climate change that are material in future years, we will provide appropriate disclosure regarding such costs.

8.We note that you have purchased carbon credits to offset emissions. Provide us with quantitative information regarding your purchase or sale of carbon credits or offsets during the last three fiscal years and amounts budgeted for future periods.

In 2021, we purchased voluntary carbon credits to offset our carbon footprint. We spent $6 million acquiring such credits, of which we utilized approximately $2.5 million during 2021. We did not sell any carbon credits or offsets in 2021, and we neither bought nor sold carbon credits or offsets in 2020 and 2019.

We started 2022 with approximately $3.5 million of carbon credits that we purchased during 2021, of which we expect to utilize approximately $2.5 million during 2022. We expect that we will need to purchase at least $1.5 million of carbon credits during 2023 in addition to utilizing the remaining credits we purchased in 2021.

Our carbon credits are registered in the American Carbon Registry, and projects associated with these credits include the capture, transportation and sequestration of carbon dioxide in Texas and Wyoming.

If you have any questions with respect to the foregoing, please do not hesitate to call me at (432) 245-6007 or Matt Zmigrosky, Executive Vice President, General Counsel and Secretary of Diamondback, at (432) 247-6229 or John Goodgame of Akin Gump Strauss Hauer & Feld LLP at (713) 220-8144.

Sincerely,

/s/ Kaes Van’t Hof

Kaes Van’t Hof
Chief Financial Officer

cc:	Matt Zmigrosky, Executive Vice President and General Counsel
John Goodgame, Akin Gump Strauss Hauer & Feld LLP